

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

November 29, 2007

<u>By U.S. Mail</u>

Mr. Alfredo Ergas
Chief Financial Officer
Enersis S.A.
Avenida Santa Rosa 76
Santiago, Chile

      **Re: Enersis S.A.
           Form 20-F for the year ended December 31, 2006
           Filed May 14, 2007
           File No. 1-12440**

Dear Mr. Ergas:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                        Sincerely,

                        Michael Moran
                        Branch Chief Accountant